SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

CBRL Group, Inc.
(Name of Subject Company (Issuer))

CBRL Group, Inc. (Issuer)
(Name of Filing Person (Offeror and Issuer))

Liquid Yield Option Notes due 2032 (Zero Coupon - Senior)
(Title of Class of Securities)

12489 VAB2 and 12489 VAA4
(CUSIP Number of Class of Securities)

Lawrence E. White
Senior Vice President - Finance and Chief Financial Officer
CBRL Group, Inc.
305 Hartmann Drive,
P.O. Box 787
Lebanon, Tennessee 37088-0787
Telephone: (615) 444-5533
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Gary M. Brown
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
Commerce Center, Suite 1000
211 Commerce Street
Nashville, Tennessee 37201
Telephone: (615) 726-5600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$200,479,971	$6,155

*       Estimated solely for purposes of determining the amount of the filing fee. The accreted value of the Liquid Yield Option Notes due 2032 (Zero Coupon—Senior) (the “Old Notes”), as described herein, is $475.01 per $1,000 principal amount at maturity. As of March 20, 2007 there was $422,050,000 in aggregate principal amount at maturity of Securities outstanding, resulting in an aggregate maximum purchase price of $200,479,971. In the transaction, up to $422,050,000 in principal amount of Zero Coupon Senior Convertible Notes dues 2032 (the “New Notes” are being offered in exchange for the Old Notes.
**     The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the value of the transaction.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:        N/A          Filing Party:     N/A
Form or Registration No.:       N/A          Date Filed:      N/A

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to an offer by CBRL Group, Inc. a Tennessee corporation (“CBRL” or the “Company”) to exchange (the “Exchange Offer”) for the Company’s issued and outstanding Liquid Yield Option Notes due 2032 (Zero Coupon—Senior) (the “Old Notes”) ($422,050,000 in principal amount at maturity currently are outstanding) up to $422,050,000 in principal amount at maturity of the Company’s Zero Coupon Senior Convertible Notes dues 2032 (the “New Notes”) plus an exchange fee of $0.60 per $1,000 in principal amount of Old Notes surrender in exchange for New Notes. The Company’s Exchange Offer is being made upon the terms and subject to the conditions set forth in the Exchange Circular dated March 20, 2007 (the “Exchange Circular”) and in the related Letter of Transmittal, which are filed as exhibits to this Schedule TO.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The Exchange Offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended.

The information in the Exchange Circular and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated herein by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO, except as otherwise set forth below.

Item 1. Summary Term Sheet.

The information set forth under “Summary” at pages 1 through 15 of the Exchange Circular is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	The name of the issuer is CBRL Group, Inc. The address of CBRL’s principal executive office is 305 Hartmann Drive, Lebanon, Tennessee 37088. CBRL’s telephone number is (615) 444-5533.

(b)
Securities. The Exchange Offer relates to the Company’s Liquid Yield Option Notes due 2032 (Zero Coupon—Senior) (referred to in the Exchange Offer as the “Old Notes”). There are $422,050,000 in aggregate original principal amount of Old Notes outstanding.

(c)
Trading Market and Price. There is no established reporting system or trading market for trading in the Old Notes. Although from time-to-time, the Old Notes may be over the counter, the Company does not believe that there is any practical way to accurately determine the trading history of the Old Notes. To the extent that the Old Note are traded, prices of the Old Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the market price and implied volatility of the Common Stock and the market for similar securities. Each $1,000 in principal amount of Old Notes (and of the New Notes) however, is convertible into 10.8584 shares of the Company’s $0.01 par value common stock. See “Description of Capital Stock” and

“Price Range and Dividend History of our Common Stock” in the Exchange Circular, which sections are incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

CBRL is the filing person. CBRL's business address and business telephone number are set forth in Item 2(a) above.

The following persons are the executive officers and/or directors of CBRL:

Name	Position

Michael A. Woodhouse	Chairman, President and Chief Executive Officer
Lawrence E. White	Senior Vice President, Finance and Chief Financial Officer
N. B. Forrest Shoaf	Senior Vice President, General Counsel and Corporate Secretary
Edward A. Greene	Senior Vice President, Strategic Initiatives
Simon Turner	Senior Vice President, Marketing and Innovation and Chief Marketing Officer
Diana S. Wynne	Senior Vice President, Corporate Affairs
Patrick A. Scruggs	Vice President, Accounting and Tax and Chief Accounting Officer
James D. Carreker	Director
Robert V. Dale	Director
Richard J. Dobkin	Director
Robert C. Hilton	Director
Charles E. Jones, Jr.	Director
B. F. “Jack” Lowery	Director
Martha M. Mitchell	Director
Erik Vonk	Director
Andrea M. Weiss	Director
Jimmie D. White	Director

The business address and telephone number of each of the above executive officers and directors is c/o CBRL Group, Inc., 305 Hartmann Drive, P. O. Box 787, Lebanon, TN 37088-0787 and (615) 443-9869.

Items 4 through 9.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Exchange Circular is incorporated by reference into this Schedule TO-I.

With the exception of the Company notice required to be given pursuant to the controlling indenture for the Old Notes relating to the Company’s obligation, on April 3, 2007, to purchase the Old Notes at the option of the holders (the “Put Option”), which Put Option was the subject of a Tender Offer Statement on Schedule TO filed with the Commission on March 6, 2007, which is incorporated herein by reference:

(1)	none of the Company or its executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Old Notes and

(2)	none of the Company or its executive officers, directors, subsidiaries or other affiliates has effected any transaction in the Old Notes within the 60 days preceding the date of this Schedule TO.

Item 10. Financial Statements.

(a)
Financial Information. Pursuant to Instruction 1 to Item 10 of Schedule TO, the Company does not believe that its financial statements are material to a holder’s decision whether to exchange the Old Notes for the New Notes. The holders of Old Notes are existing security holders. For many of the same reasons that registration of the New Notes is not required under the Securities Act of 1933 (pursuant to section 3(a)(9) thereof), new financial information regarding the Company is not material to holders of Old Notes. The New Notes are identical to the Old Notes in their terms, interest rate, maturity and other substantive provisions. As described in the Exchange Circular, the primary difference in the New Notes as compared to the Old Notes is the addition of a “net share settlement” feature that allows the Company, upon conversion of the New Notes, to settle its conversion obligations primarily in cash rather than in shares of its common stock. In addition: (1) the exchange offer is not subject to any financing conditions, (2) the exchange offer applies to all outstanding Old Notes and (3) the Company is a public reporting company under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.

(b)	Pro-Forma Information. Not Applicable.

 Item 11. Additional Information

(a)	Not applicable.

(b)
Other Material Information. The information set forth in the Exchange Circular, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), as it may be amended or supplemented from time to time, is incorporated herein by reference.

The Company undertakes to amend and disseminate as necessary a revised Schedule TO to incorporate by reference future periodic reports made by the Company.

Item 12. Exhibits

See Exhibit Index immediately following signature page of this Schedule TO.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    CBRL GROUP, INC.

                    By: _/s/ N.B. Forrest Shoaf_____________
                    Name:   N.B. Forrest Shoaf
                    Title:     Senior Vice President, Secretary and
                                                              General Counsel

Dated: March 20, 2007

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Exchange Circular March 20, 2007

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Letter to Brokers

(a)(1)(D)	Letter to Clients

(a)(2)-(a)(4)	Not applicable

(a)(5)(A)	Press Release dated March 20, 2007

(b)
Credit Agreement dated as of April 27, 2006 among CBRL Group, Inc., the Subsidiary Guarantors named therein, the Lenders party thereto and Wachovia Bank, National Association, as Administrative Agent and Collateral Agent (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended April 28, 2006)

(d)(1)
Indenture, dated as of April 3, 2002 (the “LYONs Indenture”), among the Company, the Guarantors (as defined therein) and U.S. Bank, National Association, as trustee, successor to Wachovia Bank, National Association, as trustee, relating to the Company’s zero-coupon convertible senior notes (the “Notes”) (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2002)

(d)(2)
Form of Certificate for the Notes (included in the LYONS Indenture incorporated by reference as Exhibit 4(d) hereof) (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2002)

(d)(3)
Form of Guarantee of the Notes (included in the LYONS Indenture filed as Exhibit 4(d) hereof) (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2002)

(d)(4)	First amendment, dated as of June 19, 2002, to the LYONS Indenture (incorporated by reference to Amendment No. 1 to the Company’s Annual Report on Form 10-K/A for the fiscal year ended July 30, 2004)

(d)(5)	Second amendment, dated as of July 30, 2004, to the LYONS Indenture (incorporated by reference to Amendment No. 1 to the Company’s Annual Report on Form 10-K/A for the fiscal year ended July 30, 2004)

(d)(6)	Third amendment, dated as of December 31, 2004, to the LYONS Indenture (incorporated by reference to the Company’s Quarterly Report on Form 10-Q the quarterly period ended January 28, 2005)

(d)(7)	Fourth amendment, dated as of January 28, 2005, to the LYONS Indenture (incorporated by reference to the Company’s Current Report on Form 8-K under the Exchange Act filed on February 2, 2005)

(d)(8)
Form of Indenture, to be dated as of April 17, 2007, among the Company, the Guarantors (as defined therein) and Regions Bank, an Alabama banking corporation, as trustee, relating to the Company’s zero-coupon senior convertible notes due 2032 (incorporated by reference to Exhibit 99.T3C to the Company’s Application for Qualification of Indenture on Form T-3 filed with the Commission on March 20, 2007)

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Opinion of Baker, Donelson, Bearman Caldwell & Berkowitz, P.C.